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                              June 15, 2023

       Jeremiah R. Bickham
       Executive Vice President and Chief Financial Officer
       Ryan Specialty Holdings, Inc.
       Two Prudential Plaza
       180 N. Stetson Avenue
       Suite 4600
       Chicago, IL 60601

                                                        Re: Ryan Specialty
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 1, 2023
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2023
                                                            Filed May 5, 2023
                                                            File No. 001-40645

       Dear Jeremiah R. Bickham:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Estimates, page 78

   1. In future filings, please revise your Critical Accounting Policies and Estimates section to include quantitative
information necessary to understand the estimation uncertainty and the impact the critical
accounting estimate has had or is reasonably likely to have on financial condition or
results of operations. Refer to Item 303(b)(3) of Regulation S-K.
       Form 10-Q for the Quarterly Period Ended March 31, 2023
 Jeremiah R. Bickham
Ryan Specialty Holdings, Inc.
June 15, 2023
Page 2
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 27

2. In future filings, please expand your revenue discussion to provide additional details around trends impacting your results of operations and to quantify the extent to which changes are attributable to changes in price, volume, specific product, industry class, or other market factors. For example, we note that your current disclosures identify various line item drivers, such as organic growth within Specialties, new business, acquisitions, new products, and inflow of risks from the Admitted market into the E&S market, but do not provide quantification, context, and clarity into the amounts and product areas (e.g., property, casualty, personal lines, etc.) related to these drivers. Refer to Item
         303(b)(2)(iii) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sarmad Makhdoom at 202-551-5776 or Cara Lubit at 202-551-5909
with any questions.



FirstName LastNameJeremiah R. Bickham                         Sincerely,
Comapany NameRyan Specialty Holdings, Inc.
                                                              Division of
Corporation Finance
June 15, 2023 Page 2                                          Office of Finance
FirstName LastName